Exhibit 1

For Immediate Release

FEMSA Selects Pointer to

Provide Fleet and Distribution Services

Rosh HaAyin, Israel, February 27, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading provider of cloud-based Telematics services of Fleet, Mobile Resource Management (MRM) and Internet of Vehicle (IoV) solutions, today announced the selection of its Mexican subsidiary, to provide fleet management services for COCA - COLA FEMSA (NYSE: KOF).

COCA - COLA FEMSA, the largest public bottler by sales volume of Coca-Cola products in the world, operates a Center of Excellence in Mexico, and is responsible for continuous improvements to its overall activities. FEMSA’s Center of Excellence launched a project to improve all aspects of its distribution to retail outlets. The project focuses on efficiencies and improvements across four major areas: (i) service to customers; (ii) distribution activities; (iii) distribution costs; and (iv) road traffic safety. Pointer was selected as one of the providers to solve these demanding challenges.

The project required Pointer to develop tools for:

•	Vehicle fleet management applications involving driver safety tools, with the goal of reducing collision frequency, while reducing fuel and maintenance costs;

•	Improved distribution processes, enabling better delivery transactions of products to the retail outlets. This resulted in higher satisfaction amongst customers, benefiting from a smoother delivery process.

“We place our employee safety as a top corporate priority. With the support of our partner, Pointer, we have developed a technological tool that enables us to understand our employees driving behaviors in order to prevent accidents in the future. Additionally, we will be able to track our distribution operations to enhance customer satisfaction,” said Mrs. Jessica Ponce, Distribution & Logistics Center of Excellence Director of COCA - COLA FEMSA.

David Mahlab, CEO of Pointer added, “We are very pleased to win this important project for this flasgship Mexican customer with significant distribution activities. We believe FEMSA viewed our solution as best-of-breed and we look forward to further expanding our activities in this important region.”

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

Yaniv Dorani, V.P. Finance
Tel.: +972-3-572 3111
1 E-mail: yanivd@pointer.com

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Fleet Management, Mobile Asset Management, Stolen Vehicle Recovery, Vehicle Diagnosis and a comprehensive solution in the field of Internet of Things. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

Yaniv Dorani, V.P. Finance
Tel.: +972-3-572 3111
1 E-mail: yanivd@pointer.com

2